Exhibit 99.2

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this annual report.

A.	Operating Results

Since our commencement of operations in 2013, we have principally engaged in the provision of vehicle sourcing services in China. In addition to our vehicle sourcing service, we aspire to becoming an EV market player primarily focused on UOTTA technology, which is an intelligent modular battery-swapping technology designed to provide a comprehensive battery power solution for EVs. As a vehicle sourcing service provider, we broker sales of vehicles between automobile wholesalers and buyers, including SME dealers and individual customers primarily located in the lower-tier cities in China. To that end, we have focused on building business relationships with our sourcing partners and have developed a vehicle sourcing network. As of the date of this annual report, our vehicle sourcing network consisted of approximately 100 wholesalers and 30 SME dealers located in lower-tier cities in China.

Beginning in 2020, we gradually shifted our focus from the vehicle sourcing business to the development of our proprietary battery-swapping technology, or UOTTA technology. Through our research and development efforts, we have developed an intellectual property portfolio centered on our UOTTA technology. Our plan is to develop a comprehensive EV battery power solution based on UOTTA technology, including: (i) UOTTA-powered EVs, which we jointly develop with two major automobile manufacturers in China by adapting selected EV models with our UOTTA technology; (ii) UOTTA battery swapping stations, which are compatible with our UOTTA-powered EVs; and (iii) a UOTTA data management platform which collects and synchronizes real-time information that connects UOTTA-powered EVs with UOTTA battery-swapping stations.

For the six months ended June 30, 2024 and 2025, our total revenues were RMB13.2 million and RMB17.8 million (US$2.5 million), respectively. The increased revenue in 2024 and 2025 was primarily due to the increased product sales of battery swapping stations which had been completed in our established market regions in 2023.

Key Factors Affecting Our Results of Operations

Our results of operations have been, and are expected to continue to be, affected by various factors, which primarily include the following:

General market conditions

General market conditions affecting our operations include:

●	China’s macroeconomic conditions, the growth of China’s overall auto market, the commercial EV market and the government policy on promoting the electrification of commercial vehicles;

●	penetration rate of EVs and battery-swapping stations in China’s commercial EV market;

●	development, and customer acceptance and demand, of UOTTA-powered EVs and battery-swapping stations; and

●	government policies and regulations on the EV and battery-swapping station industries in China.

Our cooperation with auto manufacturers

As of the date of this report, our UOTTA technology is in the process of being adapted to commercial-use electric vehicles, by cooperating with major auto manufacturers in China. We have entered into cooperating agreements with two car manufacturers to jointly develop the UOTTA-powered EV models. We expect that the expertise and industry know-how of such manufacturers will guide us in our efforts in entering the commercial EV market. We believe that we are able to develop such relationships with these major manufacturers, due to our distinct industry experience, research and development capabilities, and industry reputation.

Our ability to attract new customers and grow our customer base

Our ability to attract and retain customers is critical to the continued success and growth of our business. Appropriate pricing is essential for us to remain competitive in the China automotive market, while preserving our ability to achieve and maintain profitability in the future. Our ability to attract new customers also depends on the scale and efficiency of our sales network and marketing channels. We seek to attract new customers cost-efficiently by engaging in various marketing activities. Enhanced customer satisfaction will help to drive word-of-mouth referrals, which we expect may reduce our customer acquisition costs.

Our ability to deliver our UOTTA-powered EV and battery-swapping stations portfolio

Our ability to deliver UOTTA-powered EV models and battery-swapping stations, and to provide battery-swapping services will be an important contributor to our future growth. As of the date of this report, we are jointly developing our UOTTA-powered EV models with car manufacturers and have launched two models of UOTTA battery-swapping stations, Titan and Chipbox, by cooperating with one battery-swapping station manufacturer in China. We expect our revenue growth to be driven in part by the launch of our UOTTA-powered EV and expansion of our battery-swapping stations portfolio.

Our ability to innovate and retain talents

We plan to focus on technological innovations and to continue developing and upgrading our proprietary UOTTA technology. Accordingly, we dedicate significant resources to research and development, and our research and development staff accounted for 32% of our total employees as of the date of this report. We expect our strategic focus on innovations to further differentiate us from our competitors, which may in turn enhance our competitiveness.

Key Financial Performance Indicators

Revenues

The following table sets forth a breakdown of our revenues, in absolute amounts and percentages of total revenues for the six months ended June 30, 2024 and 2025, respectively:

	For the Six Months Ended June 30,
	2024		2025
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
	(Unaudited)
Sourcing services	75	0.6	2,812	393	15.9
Product sales	12,389	93.9	13,899	1,940	78.4
Battery-swapping services	726	5.5	1,018	142	5.7
Total revenues	13,190	100.0	17,729	2,475	100.0

We generate revenues from vehicle sourcing services, products sales of battery-swapping stations, battery-swapping services and two-wheeled vehicle battery-swapping services. Battery-swapping services revenues represent the revenues generated from providing battery swapping services for vehicle drivers, and station control system upgrading services for battery-swapping station owners.

Sourcing services

For vehicle sourcing business, we charge our customers for the service we provide in connection with their purchases of vehicles, where we are generally acting as an agent, and our performance obligation is to purchase the specified vehicles for our customers. We charge the customers a commission that is calculated based on the purchase price of each purchase order. Vehicle sourcing service fee revenues are recognized on a net basis at the point in time when the service of purchase of the specified vehicles for our customers is completed, i.e., the specified vehicle for our customers is delivered. Payments are typically received in advance and are accounted for as contract liabilities until delivery, at which point the receipt in advance from customers is offset with the prepayment to the supplier and the difference representing the commission is recognized as revenue.

Product Sales

We generate revenue from sales of battery swapping stations. We identify the users who purchase battery swapping stations as our customers. The revenue for battery swapping station sales is recognized at a point in time when the control of the product is transferred to our customers.

Battery-swapping services

We generate revenues from providing battery swapping services for vehicle drivers and station control system upgrading services for battery-swapping station owners.

Cost of Revenues

The following table sets forth a breakdown of our cost of revenues, in absolute amounts and percentages of the total cost of our revenues for the six months ended June 30, 2024 and 2025, respectively:

	For the Six Months Ended June 30,
	2024		2025
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
	(Unaudited)
Costs of sourcing services	67	0.6	2,514	351	26.9
Costs of product sales	11,313	95.0	6,116	854	65.5
Costs of battery-swapping services	499	4.2	692	96	7.4
Other costs	23	0.2	16	3	0.2
Total cost of revenues	11,902	100.0	9,338	1,304	100.0

Costs of products sales mainly include the costs of sales of batter-swapping stations, which primarily include semi-finished goods purchased from suppliers, labor costs and manufacturing costs, mainly including depreciation of assets associated with production.

Costs of battery-swapping services mainly include the electric charge costs and the rental costs of batteries for battery swapping services.

Other service costs primarily include the taxes and surcharges costs in accordance with PRC laws.

Operating Expenses

The following table sets forth a breakdown of our operating expenses, in absolute amounts and percentages of operating expenses for the six months ended June 30, 2024 and 2025, respectively:

	For the Six Months Ended June 30,
	2024		2025
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
	(Unaudited)
Sales and marketing expense	1,483	5.4	1,767	247	6.8
General and administrative expenses	26,157	94.5	24,571	3,430	95.0
Research and development expenses	575	2.1	3,416	477	13.2
Expected credit losses	(531)	(2.0)	(3,903)	(545)	(15.1)
Total operating expenses	27,684	100.0	25,851	3,609	100.0

General and administrative expenses

Our general and administrative expenses primarily consist of (i) employee compensation, including salaries, benefits and bonuses for our general corporate staff; (ii) professional service fees; (iii) depreciation for office equipment; (iv) operating and lease expenses for our offices; (v) office utilities; and (vi) certain other expenses.

Our selling, general and administrative expenses are mainly driven by the number of our sales, general corporate personnel, marketing and promotion activities and the expansion of our sales and service network.

Research and development expenses

Our research and development expenses consist primarily of personnel-related costs directly associated with research and development. Our research and development expenses are related to enhancing and developing UOTTA technology for our existing products and new product development. We expense research and development costs as incurred.

Our research and development expenses are mainly driven by the number of our research and development personnel, as well as the stage and scale of our UOTTA-powered EVs and battery-swapping stations development.

Allowance for expected credit loss

Our allowance for expected credit loss primarily consists of the provision of expected credit losses for accounts receivable, advance to suppliers and other current assets after estimating that the collection for the full amount is no longer probable.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

British Virgin Islands

Our subsidiaries incorporated in the British Virgin Islands are not subject to tax on income or capital gains under the current laws of the British Virgin Islands. There are currently no withholding taxes in the BVI applicable to these subsidiaries.

Hong Kong

Our subsidiaries incorporated in Hong Kong, are subject to a two-tiered income tax rate for their taxable income earned in Hong Kong. The first HK$2 million of profits earned by a company is subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate of 16.5%. No provision for Hong Kong profits tax has been made in the consolidated financial statements as it has no assessable profit for the six months ended June 30, 2024 and 2025 respectively.

PRC

Our subsidiaries in the PRC are subject to Enterprise Income Tax (“EIT”) on their taxable income in accordance with the relevant EIT Law. Pursuant to the EIT Law, which became effective on March 16, 2007 and was amended on December 29, 2018, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises, or FIEs and domestic enterprises, except where a special preferential rate applies. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Under the EIT Law, dividends generated after January 1, 2008 and payable by an Foreign-invested enterprise (“FIE”) in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. The Cayman Islands, where the Company was incorporated, does not have a tax treaty with the PRC. In accordance with the accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008. The presumption may be overcome if we have sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. We did not record any dividend withholding tax, as we have no retained earnings for any of the years presented.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a “resident enterprise” and consequently be subject to the PRC income tax at the rate of 25% for its global income. The EIT Law defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties and others of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, we do not believe that it is likely that our operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a resident enterprise under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a uniform enterprise income tax rate of 25%.

Results of Operations

The following table sets forth the summary of our consolidated results of operations for the six months ended June 30, 2024 and 2025, respectively, presented both in absolute amounts and as percentages of our total revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this report. The results of operations in any particular period is not indicative of our future trends.

	For the Six Months Ended June 30,
	2024		2025
	RMB	%	RMB	US$	%
	(Amounts in thousands, except for percentages)
	(Unaudited)
Revenues
Sourcing services	75	0.6	2,812	393	15.9
Product sales	12,389	93.9	13,899	1,940	78.4
Battery-swapping services	726	5.5	343	48	1.9
Two-wheeled vehicle battery-swapping services	-	-	675	94	3.8
Total revenues	13,190	100.0	17,729	2,475	100.0
Cost of revenues	(11,902)	(90.2)	(9,338)	(1,304)	(52.7)
Gross profit	1,288	9.8	8,391	1,171	47.3

Operating expenses
Selling expenses	(1,483)	(11.2)	(1,767)	(247)	(10.0)
General and administrative expenses	(26,157)	(198.3)	(24,571)	(3,430)	(138.6)
Research and development expenses	(575)	(4.4)	(3,416)	(477)	(19.3)
Allowance for expected credit losses	531	4.0	3,903	545	22.0
Total operating expenses	(27,684)	(209.9)	(25,851)	(3,609)	(145.8)

Operating loss	(26,396)	(200.1)	(17,460)	(2,438)	(98.5)

Interest income	7	0.1	16	2	0.1
Interest expenses	(877)	(6.6)	(248)	(35)	(1.4)
Other income	1,435	10.9	3,917	547	22.1
Other expenses	(685)	(5.2)	(13,301)	(1,857)	(75.0)
Loss before income taxes	(26,516)	(201.0)	(27,076)	(3,781)	(152.7)
Income tax expenses	-	-	(326)	(46)	(1.8)
Net loss	(26,516)	(201.0)	(27,402)	(3,827)	(154.6)

Six months ended June 30, 2025 compared to Six months ended June 30, 2024

Revenues

Our revenues increased by approximately 34.4% from RMB13.2 million for the six months ended June 30, 2024 to RMB17.7million (US$2.5 million) six months ended June 30, 2025. The primary reason for the revenue growth is the Group’s strong performance in overseas markets this year, particularly in Thailand.

Cost of revenues

Our total cost of revenues Decreased significantly by approximately 21.5% from approximately RMB11.9 million to RMB9.3 million (US$1.3 million) for the six months ended June 30, 2024 and 2025, respectively. The decrease was primarily due to the decreased cost of product sales of battery swapping stations for the six months ended June 30, 2025.

Gross Profit

As a result of the factors set out above, our gross profit increased by approximately 551.5% from RMB1.29 million for the six months ended June 30, 2024 to RMB8.39 million (US$1.17 million) for the six months ended June 30, 2025. Due to limited exposure to such products in the overseas markets, the company possesses a certain degree of pricing power. The expansion of the battery swap station business in overseas markets led to the increase of gross profit for the six months ended June 30, 2025.

Sales and marketing expenses

Our sales and marketing expenses increased by approximately 19.2% from RMB1.5 million for the six months ended June 30, 2024 to RMB1.8 million (US$0.2 million) for the six months ended June 30, 2025. In light of business expansion initiatives, advertising expenditures targeting overseas markets have increased for the six months ended June 30, 2025

General and administrative expenses

Our general and administrative expenses decreased by approximately 6.1% from RMB26.2 million for the six months ended June 30, 2024 to RMB24.6 million (US$3.4 million) for the six months ended June 30, 2025. The decrease was primarily due to the legal advisory expenses decreased for the six months ended June 30, 20254.

Research and development expenses

Our research and development expenses significantly increased by approximately 494.1% from RMB0.6 million for the six months ended June 30, 2024 to RMB3.4 million (US$0.5 million) for the six months ended June 30, 2025, primarily due to the increased UOTTA technology innovation activities related to research and development programs.

Allowance for expected loss

We recorded expected credit losses of RMB0.5 million and RMB3.9 million (US$0.6 million) for the six months ended June 30, 2024 and 2025, respectively. The increase was primarily due to the increased impact of potential uncollectible amounts for advances to suppliers and other current assets for the six months ended June 30, 2025 based on our estimation of collectability with the continued improvement of receivable collections by the management.

Interest income and expenses

Interest income increased from RMB0.01 million to RMB0.02 million (US$0.002 million) for the six months ended June 30, 2025 compared with the same period in the last year, primarily due to the increase of bank interest income. Interest expenses decreased from RMB0.9 million to RMB0.2 million (US$0.04 million) for the six months ended June 30, 2025 compared with the same period in the last year, primarily due to the decrease of loan interest and bank interest

Other income

We recorded other income of approximately RMB1.4 million and RMB3.9 million (US$0.5 million) for the six months ended June 30, 2024 and 2025, respectively. The increase of other income for the six months ended June 30, 2025 was mainly due to the government grant recognized.

Other expenses

The other expenses increased from RMB0.7 million for the six months ended June 30, 2024 to RMB13.3 million (US$1.9 million) for the six months ended June 30, 2025, primarily due to two litigation matters for the six months ended June 30, 2025.

Income tax expenses

We recorded income tax expenses of approximately RMB0.01 and RMB0.3 million (US$0.05 million) for the six months ended June 30, 2024 and 2025, respectively. The increase was primarily due to the increase of taxable income generated from operations of our subsidiaries in Thailand.

Net loss

As a result of the foregoing, we incurred a net loss of RMB21.2 million and RMB27.4 million (US$3.8 million) for the six months ended June 30, 2024 and 2025, respectively.

Liquidity and Capital Resources

Our primary source of liquidity historically has been cash generated from our business operations, bank loans, equity contributions from our shareholders and borrowings, which have historically been sufficient to meet our working capital and capital expenditure requirements.

As of the year ended December 31, 2024 and the six months ended June 30, 2025, the Group’s cash and cash equivalents were RMB24.7 million and RMB22.7 million (US$3.2 million), respectively, and the Group’s restricted cash was RMB1.2 million and RMB0.3 million (US$0.04 million), respectively. The Group’s cash and cash equivalents primarily consist of cash on hand and highly liquid investments placed with banks, which are unrestricted to withdrawal and use and which have original maturities of three months or less.

On December 13, 2021, Youxu Zibo entered into a bank facility agreement with Bank of Qishang, a commercial bank in China. The principal amount under this loan agreement is RMB10 million, bearing a weighted average interest rate of 6.87% per annum with a term of three years, and was denominated in RMB. On December 6, 2024, Youxu Zibo entered into an extension agreement with the bank, under which the remaining principal balance of RMB 6.5 million is repayable in installments, with the final payment due no later than June 3, 2026. The loan carries an annual interest rate of 6.87%, consistent with the original terms. As of June 30, 2025, Youxu Zibo had an outstanding bank loan balance of RMB 5.8 million.

The Group believes that the substantial doubt of its ability to continue as going concern is alleviated based on proceeds received from its new investors and potential investors. Meanwhile, the Group also believe its existing cash and cash equivalents, anticipated cash raised from financings, and anticipated cash flow from operations, together with the net proceeds from its new investors and potential investors in 2025, will be sufficient to meet its anticipated cash needs for the next 12 months from the date of this report. The exact amount of proceeds the Group used for its operations and expansion plans will depend on the amount of cash generated from its operations and any strategic decisions the Group may make that could alter its expansion plans and the amount of cash necessary to fund these plans.

We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. We may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

The following table sets forth a summary of our cash flows for the six months ended June 30, 2024 and 2025:

	For the Six Months Ended June 30,
	2024	2025
	RMB	RMB	US$
	(Amounts in thousands)
	(Unaudited)
Summary Consolidated Cash Flow:
Net cash used in operating activities	(73,170)	(35,934)	(5,016)
Net cash provided by investing activities	49,093	68	10
Net cash provided by financing activities	12,958	32,581	4,548
Net change in cash and cash equivalents and restricted cash	(11,119)	(3,285)	(458)
Cash and cash equivalents and restricted cash, at beginning of period	36,239	24,674	3,444
Cash and cash equivalents and restricted cash, at end of period	24,674	22,997	3,210

Operating Activities

Net cash used in operating activities was RMB35.9 million (US$5.0 million) in the six months ended June 30, 2025, primarily due to net loss of RMB27.4 million (US$3.8million), adjusted to add back depreciation and amortization of property and equipment and intangible assets of RMB1.6 million (US$0.2 million), amortization of right-of-use assets of RMB4.2 million (US$0.6 million) and reversal of allowance for doubtful accounts of RMB3.9 million (US$0.5 million). The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cash flow, including primarily (i) an increase in accounts receivable of RMB8.0 million (US$1.1 million) in relation to providing battery-swapping services; (ii) an increase in inventory of RMB3.1 million (US$0.4 million) in relation to materials for battery-swapping stations production; and (iii) an increase in other current assets of RMB4.6 million (US$0.7 million), as well as certain changes in itemized balances of operating assets and liabilities that have a positive effect on cash flow, including, primarily an increase in accounts payable of RMB2.9 million (US$0.4 million) in relation to the grace period we enjoyed for the payments payable to third-party suppliers.

Net cash used in operating activities was RMB31.8 million (US$4.4 million) in the six months ended June 30, 2024, primarily due to net loss of RMB26.4 million (US$3.6million), adjusted to add back depreciation and amortization of property and equipment and intangible assets of RMB2.5 million (US$0.3 million) and amortization of right-of-use assets of RMB2.8 million (US$0.4 million). The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cash flow, including primarily (i) an increase in accounts receivable of RMB2.8 million (US$0.4 million) in relation to providing battery-swapping services; (ii) an increase in inventory of RMB0.6 million (US$0.09 million) in relation to materials for battery-swapping stations production; and (iii) a decrease in other current assets of RMB3.1 million (US$0.4 million), as well as certain changes in itemized balances of operating assets and liabilities that have a positive effect on cash flow, including, primarily an increase in accounts payable of RMB8.0 million (US$1.1 million) in relation to the grace period we enjoyed for the payments payable to third-party suppliers.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2025 was RMB0.07 million (US$0.01 million), mainly attributable to repayments of loan from third parties of RMB20.1 million and payment of Loan provided to related parties of RMB20 million.

Net cash used in investing activities for the six months ended June 30, 2024 was RMB13.5 million (US$1.9 million), mainly attributable to (i) purchase of property and equipment of RMB0.3 million (US$0.05 million); (ii) loans provided to related parties of RMB13.8 million (US$1.9 million).

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2025 was RMB32.6 million (US$4.6 million), mainly attributable to capital contribution from issuance of ordinary shares of RMB33.4 million (US$4.7 million).

Net cash provided by financing activities for the six months ended June 30, 2024 was RMB22.6 million (US$3.1 million), mainly attributable to Capital contribution by non-controlling shareholders of RMB23.1 million (US$3.2 million).

Holding Company Structure

U Power Limited, our holding company, has no material operations of its own. We conduct our operations primarily through our subsidiaries in the PRC. As a result, U Power Limited’s ability to pay dividends depends upon dividends paid by our subsidiaries in the PRC. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Excange (“SAFE”). Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Borrowings

The following table sets forth the breakdown of our borrowings as of the dates indicated:

	December 31
	2024	June 30 2025
	RMB	RMB	US$
		(Unaudited)
	(Amounts in thousands)
Short-term bank borrowing	15,172	17,172	2,397
Long-term bank borrowing, current portion	2,800	5,800	810
	17,927	22,972	3,207

On December 6, 2024, the company entered into a renewal agreement with Qishang Bank to extend the remaining RMB6.5 million loan to June 3, 2026, maintaining the original annual interest rate of 6.87%. Under the terms of the extension agreement.

On February 21, 2025, Shanghai Youxu entered into new one-year short-term bank loans of RMB2 million.

Contractual Obligations

The following table sets forth our contractual obligations as of the dates indicated:

	Payment due by period
	Total		Less than 1 year	1-3 years	3-5 years	More than 5 years
	RMB	US$
	(Unaudited)
	(Amounts in thousands)
Current portion of long-term borrowing	5,800	810	5,800
Short-term bank borrowing	17,172	2,397	17,172	-	-	-
Operating lease liabilities (i)	5,974	834	2,282	3,140	552	-
Total	28,946	4,041	25,254	3,140	552	-

(i)	The Group’s commitment for minimum lease payments under the remaining operating leases as of June 30, 2025 is discussed in Note 15 LEASES.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of June 30, 2025.

Off-Balance Sheet Arrangements

From August 2020 to November 2021, Youguan Financial Leasing provided a total of RMB5,869 (US$827) guarantee to its four customers who entered into two five-year guarantees and two four-year guarantees. As of the date of this annual report, the balance of the guarantees were RMB2,003(US$274).

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

B.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company - B. Business Overview - Intellectual Property.”

C.	Trend Information

Other than as described elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operating results or financial condition.

D.	Critical Accounting Policies and Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report. When reviewing our consolidated financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

See our consolidated financial statements and related notes included elsewhere in this annual report for a description of other significant accounting policies.

Revenue recognition

Under ASC 606, Revenue from Contracts with Customers, we recognize revenue when a customer obtains control of promised goods or services and recognizes in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

We recognized revenue according to the following five-step revenue recognition criteria based on ASC 606: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price; and (5) recognize revenue when or as the entity satisfies a performance obligation.

We recognize revenue when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if our performance:

(i)	provides all of the benefits received and consumed simultaneously by the customer;

(ii)	creates and enhances an asset that the customer controls as we perform; or

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, we allocate revenue to each performance obligation based on our relative standalone selling price. We generally determine standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may impact the revenue recognition.

When either party to a contract has performed, we present the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A contract asset is our right to consideration in exchange for goods and services that we have transferred to a customer. A receivable is recorded when we have an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

If a customer pays consideration or we have a right to an amount of consideration that is unconditional, before we transfer a good or service to the customer, we present the contract liability when the payment is made, or a receivable is recorded (whichever is earlier). A contract liability is our obligation to transfer goods or services to a customer for which we have received consideration (or an amount of consideration is due) from the customer.

Sourcing services

We generate revenues from the vehicle sourcing business and battery sourcing business.

With respect to the battery sourcing business, we act as a principal, as being able to fully control relevant risks and benefits during the whole business, as indicated by the fact that we can decide the selling price, have a right to recall the product and cease the transaction, and bear relevant risks of damage and loss prior to the delivery of battery to the customer. The sales of battery sourcing revenues are recognized on a gross basis at a point in time when the control of the battery pack is transferred to the customer.

For vehicle sourcing business, we charge service fees from our customers for their purchase of vehicles, where we are generally acting as an agent and our performance obligation is to purchase the specified vehicles for our customers. We charge the customers a commission that is calculated based on the purchase price of each purchase order. Vehicle sourcing service revenues are recognized on a net basis at the point in time when the service of purchase of the specified vehicles for our customers is completed, i.e., the specified vehicle for our customers is delivered. Payments are typically received in advance and are accounted for as contract liabilities until delivery, at which point the receipt in advance from customers is offset with the prepayment to the supplier and the difference representing the commission is recognized as revenue.

Product sales

We generate revenues from sales of battery swapping stations. We identify the users who purchase battery swapping stations as our customers. The revenue for battery swapping station sales is recognized at a point in time when the control of the product is transferred to the customer.

Battery swapping services

We also generate revenues from providing battery swapping services to vehicle drivers and the station control system upgrading services to the battery-swapping station owners. We identify the vehicle drivers who need the services of battery swapping and the owners of battery swapping stations that the Group has sold to who have demands for the station control system upgrading services as our customers.

We charge the battery swapping service fees from our customers based on vehicle miles traveled. However, as usually, the swapped battery will be immediately used after the payments by customers for driving and the power consumption of vehicles will be fast, we ignore the time interval between the timing of payment in advance by customers and the usage life of the swapped battery. The revenue generated from battery swapping services to vehicle drivers is recognized at a point in time when the Group received the payment from vehicle drivers.

The revenue generated from the station control system upgrading service is recognized over time based on a straight-line method.

Inventories

Inventories, consisting of raw materials, products available for sale, are stated at the lower of cost or net realizable value. Costs of inventory are determined using the first-in-first-out method. We record inventory reserves for obsolete and slow-moving inventory. Inventory reserves are based on inventory obsolescence trends, historical experience and application of the specific identification method.

Impairment of long-lived assets

We evaluate our long-lived assets, including property, equipment, software, and right-of-use assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the recoverability of long-lived assets by comparing the carrying amounts of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, we recognize an impairment loss based on the excess of the carrying amounts of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available.

Long-term investments

Our long-term investments mainly include equity investments in entities. Investments in entities in which we can exercise significant influence and holds an investment in voting common stock or in-substance common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323, Investments - Equity Method and Joint Ventures (“ASC 323”). Under the equity method, we initially record our investments at fair value. We subsequently adjust the carrying amount of the investments to recognize our proportionate share of each equity investee’s net income or loss into earnings after the date of investment. We evaluate the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

Leases

We account for lease under ASC Topic 842, Leases. We determine if an arrangement is or contains a lease at inception. Right-of-use assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. We consider only payments that are fixed and determinable at the time of lease commencement.

At the commencement date, the lease liability is recognized at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, our incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets as of June 30, 2024 and 2025.

Operating lease assets are included within “right-of-use assets - operating lease”, and the corresponding operating lease liabilities are included within “operating lease liabilities” on the consolidated balance sheets as of June 30, 2024 and 2025, respectively.

Recent Accounting Pronouncements

For a summary of recently issued accounting pronouncements, see Note 2 to the consolidated financial statements included elsewhere in this annual report.